UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 7)*

                               CITIZENS, INC.
----------------------------------------------------------------------
                              (Name of Issuer)

                    Class A Common Stock, no par value
----------------------------------------------------------------------
                      (Title of Class of Securities)

                               174740 10 0
----------------------------------------------------------------------
                              (CUSIP Number)

                              June 25, 2007
----------------------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)

                         GAMASE Policyholders Trust
                     c/o Gala Management Services, Inc.
                          Scotia Plaza, 9th Floor
                    Federico Boyd Avenue 18 and 51 Street
                                 Panama 5
                            Republic of Panama
                         Attention: Tomas Herrera

                              with a copy to:
                           Roxanne K. Beilly, Esq.
                      Schneider Weinberger & Beilly LLP
                  2200 Corporate Boulevard, N.W., Suite 210
                          Boca Raton, Florida 33431
                           Telephone: 561-362-9595
                         Facsimile No: 561-361-9612
----------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)

             If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

----------------------------------------------------------------------
                             SCHEDULE 13D
---------------------                            ---------------------
CUSIP No. 174740 10 0                            Page
---------------------                            ---------------------

----------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Galindo, Arias & Lopez
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      N/A
----------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [X]
----------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO

----------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]

----------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Republic of Panama
----------------------------------------------------------------------
NUMBER OF       7     SOLE VOTING POWER
SHARES                0
BENEFICIALLY    ------------------------------------------------------
OWNED BY        8     SHARED VOTING POWER
EACH                  0
REPORTING       ------------------------------------------------------
PERSON WITH     9     SOLE DISPOSITIVE POWER
                      0
                ------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      11,220,952
----------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,220,952
----------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                     [ ]
----------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.8%
----------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      PN
----------------------------------------------------------------------

----------------------------------------------------------------------
                             SCHEDULE 13D
---------------------                            ---------------------
CUSIP No. 174740 10 0                            Page 3
---------------------                            ---------------------

----------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Gala Management Services, Inc.
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      N/A
----------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [ ]
----------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
----------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Republic of Panama
----------------------------------------------------------------------
NUMBER OF       7     SOLE VOTING POWER
SHARES                0
BENEFICIALLY    ------------------------------------------------------
OWNED BY        8     SHARED VOTING POWER
EACH                  0
REPORTING       ------------------------------------------------------
PERSON WITH     9     SOLE DISPOSITIVE POWER
                      0
                ------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      6,839,292
----------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,839,292
----------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                     [ ]
----------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.95%
----------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
----------------------------------------------------------------------

----------------------------------------------------------------------
                             SCHEDULE 13D
---------------------                            ---------------------
CUSIP No. 174740 10 0                            Page 4
---------------------                            ---------------------

----------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      GAMASE Insureds Trust
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      N/A
----------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [ ]
----------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
----------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Republic of Panama
----------------------------------------------------------------------
NUMBER OF       7     SOLE VOTING POWER
SHARES                0
BENEFICIALLY    ------------------------------------------------------
OWNED BY        8     SHARED VOTING POWER
EACH                  0
REPORTING       ------------------------------------------------------
PERSON WITH     9     SOLE DISPOSITIVE POWER
                      0
                ------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      6,518,246
----------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,518,246
----------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                     [ ]
----------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.15%
----------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO
----------------------------------------------------------------------

----------------------------------------------------------------------
                             SCHEDULE 13D
---------------------                            ---------------------
CUSIP No. 174740 10 0                            Page 5
---------------------                            ---------------------

----------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      Regal Trust (BVI) Ltd.
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      N/A
----------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [ ]
----------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------
4     SOURCE OF FUNDS
      OO
----------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
----------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
----------------------------------------------------------------------
NUMBER OF       7     SOLE VOTING POWER
SHARES                0
BENEFICIALLY    ------------------------------------------------------
OWNED BY        8     SHARED VOTING POWER
EACH                  0
REPORTING       ------------------------------------------------------
PERSON WITH     9     SOLE DISPOSITIVE POWER
                      0
                ------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      4,381,660
----------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,381,660
----------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                     [ ]
----------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.86%
----------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
----------------------------------------------------------------------

----------------------------------------------------------------------
                             SCHEDULE 13D
---------------------                            ---------------------
CUSIP No. 174740 10 0                            Page 6
---------------------                            ---------------------

----------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      CICA Policyholders Trust
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      N/A
----------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [ ]
----------------------------------------------------------------------
3     SEC USE ONLY

----------------------------------------------------------------------
4
      SOURCE OF FUNDS
      OO
----------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
----------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
----------------------------------------------------------------------
NUMBER OF       7     SOLE VOTING POWER
SHARES                0
BENEFICIALLY    ------------------------------------------------------
OWNED BY        8     SHARED VOTING POWER
EACH                  0
REPORTING       ------------------------------------------------------
PERSON WITH     9     SOLE DISPOSITIVE POWER
                ------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      3,864,734
----------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,864,734
----------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                     [ ]
----------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.58%
----------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      OO
----------------------------------------------------------------------

             This Amendment ("Amendment No. 7") is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the "Commission") pursuant to
Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (1) Galindo, Arias & Lopez, a partnership organized under the laws of the Republic of Panama ("GA&L"), (2) Gala Management Services, Inc., a corporation organized under the laws of the Republic of Panama ("Gala Management"), (3) GAMASE Insureds Trust, a trust established under the laws of the Republic of Panama ("GAMASE Insureds Trust"), (4) Regal Trust (BVI) Ltd., a corporation organized under the laws of the British Virgin Islands ("Regal"), and (5) CICA Policyholders Trust, a trust established under the laws of the British Virgin Islands ("Regal Policyholders Trust", together with GA&L, Gala Management, GAMASE Insureds Trust, and Regal, collectively, the "Reporting Persons" and each, a "Reporting Person").

             This Amendment No. 7 amends the Schedule 13D originally filed by the Reporting Persons with the Commission on October 11, 2005 (the "Original Schedule 13D"), Amendment No. 1 to the Original
Schedule 13D originally filed by the Reporting Persons with the Commission on February 24, 2006 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on May 4, 2006 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on September 1, 2006 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on December 13, 2006 (Amendment No. 4"), Amendment No. 5 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on March 20, 2007 ("Amendment No. 5") and Amendment No. 6 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on June 14, 2007 ("Amendment No. 6"). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 , Amendment No. 5 and Amendment No. 6 are collectively referred to as the "Schedule 13D."

             All terms used but not defined in this Amendment No. 7 are as defined in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Item 4.  Purpose of the Transaction

             The Trustees are processing the delivery of shares of Common Stock to certain settlors of the Trusts who had directed that their participation in the Trusts be liquidated.

Item 5 of the Schedule 13D is amended and supplemented as follows:

Item 5.  Interest in Securities of the Issuer

       (a) The Reporting Persons may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act and, as such a group, may be deemed to beneficially own an aggregate of 11,220,952 shares of the Common Stock, which constitute approximately 27.8% of the outstanding shares of the Common Stock, based on 40,337,933 shares of the Common Stock outstanding as of August 1, 2007 according to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, filed with the Commission on August 9, 2007, on which are based all of the percentages of outstanding shares of Common Stock set forth herein. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Exchange Act ("Rule 13d-3").

       GAMASE Insured Trust holds 6,518,246 shares of the Common Stock (constituting approximately 16.15% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

       Regal Policyholders Trust holds 3,864,734 shares of the Common Stock (constituting approximately 9.58% of the outstanding Common
Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

       Gala Management is the sole trustee of GAMASE Insureds Trust and GAMASE Agents Trust, a trust established under the laws of the Republic of Panama ("GAMASE Agents Trust") and holds 321,046 shares of the Common Stock (constituting approximately 0.79% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3, and therefore may be deemed to beneficially own 6,839,292 shares of the Common Stock (constituting approximately 16.95% of the outstanding Common Stock) pursuant to Rule 13d-3.

       Regal is the sole trustee of Regal Policyholders Trust and CICA Associates Trust, a trust established under the laws of the British Virgin Islands ("Regal Associates Trust") and holds 516,926 shares of the Common Stock (constituting approximately 1.28% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3, and therefore may be deemed to beneficially own 4,381,660 shares of the Common Stock (constituting approximately 10.86% of the outstanding Common Stock) pursuant to Rule 13d-3.

       GA&L owns a 100% interest in each of Gala Management and Regal, and therefore may be deemed to beneficially own 11,220,952 shares
(constituting approximately 27.8% of the outstanding Common Stock) pursuant to Rule 13d-3.

       (c) The following not-for-value transfers in Common Stock were effected by the Reporting Persons over the past 60 days:

Reporting Person                 Date            Number
                                                 of Shares
----------------                 ----            ----------
Regal Policyholders Trust	June 25, 2007	159,492
GAMASE Insureds Trust	June 25, 2007	212,970
Gala Management(1)            June 25, 2007       212,970
Regal(2)                      June 25, 2007       172,377
GA&L(3)                       June 25, 2007       385,347
Regal Policyholders Trust      July 9, 2007        49,170
GAMASE Insureds Trust          July 9, 2007       128,369
Gala Management(4)             July 9, 2007       128,369
Regal(5)                       July 9, 2007        49,170
GA&L(6)                        July 9, 2007       177,539
Regal Policyholders Trust     July 12, 2007        23,618
GAMASE Insureds Trust         July 12, 2007        35,503
Gala Management(7)            July 12, 2007        35,503
Regal(8)                      July 12, 2007        23,618
GA&L(9)                       July 12, 2007        59,121
Regal Policyholders Trust	July 27, 2007	107,473
GAMASE Insureds Trust         July 27, 2007        45,022
Gala Management(10)           July 27, 2007        45,022
Regal(11)                     July 27, 2007       107,473
GA&L(12)                      July 27, 2007       152,495
Regal Policyholders Trust    August 6, 2007        34,352
GAMASE Insureds Trust        August 6, 2007        51,272
Gala Management(13)          August 6, 2007        51,272
Regal(14)                    August 6, 2007        34,352
GA&L(15)                     August 6, 2007        85,624

	(1) Includes not-for-value transfers on June 25, 2007 by GAMASE Insureds Trust of 212,970.
	(2) Includes not-for-value transfers on June 25, 2007 by Regal Policyholders Trust of 159,492 shares and by Regal Associates Trust of 12,885.
	(3) Includes not-for-value transfers on June 25, 2007 by GAMASE Insureds Trust of 212,970 shares, Regal Policyholders Trust of 159,492 and Regal Associates Trust of 12,885.
	(4) Includes not-for-value transfers on July 9, 2007 by GAMASE Insureds Trust of 128,369.
	(5) Includes not-for-value transfers on July 9, 2007 by Regal Policyholders Trust of 49,170 shares.
	(6) Includes not-for-value transfers on July 9, 2007 by GAMASE Insureds Trust of 128,369 shares and Regal Policyholders Trust of 49,170.
	(7) Includes not-for-value transfers on July 12, 2007 by GAMASE Insureds Trust of 35,503 shares.
	(8) Includes not-for-value transfers on July 12, 2007 by Regal Policyholders Trust of 23,618 shares.
	(9) Includes not-for-value transfers on July 12, 2007 by GAMASE Insureds Trust of 35,503 shares and Regal Policyholders Trust of
23,618 shares.
	(10) Includes not-for-value transfers on July 27, 2007 by GAMASE Insureds Trust of 45,022 shares.
	(11) Includes not-for-value transfers on July 27, 2007 by Regal Policyholders Trust of 107,473 shares.
	(12) Includes not-for-value transfers on July 27, 2007 by GAMASE Insureds Trust of 45,022 shares and Regal Policyholders Trust of
107,473 shares.

	(13) Includes not-for-value transfers on August 6, 2007 by GAMASE Insureds Trust of 51,272 shares.
	(14) Includes not-for-value transfers on August 6, 2007 by Regal Policyholders Trust of 34,352 shares.
	(15) Includes not-for-value transfers on August 6, 2007 by GAMASE Insureds Trust of 51,272 shares and Regal Policyholders Trust of 34,352 shares.


       In the foregoing transfers, which were made upon the request of settlors, the trustees delivered shares of the Common Stock to such settlors to the extent of their respective liquidations of their participation in the Trusts. As noted, each transfer of shares was made without consideration.



Item 7 of the Schedule 13D is amended and supplemented as follows:

Item 7. Material to be filed as Exhibits

Exhibit 7. Powers of Attorney.

                              SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 21, 2007

                                       GALINDO, ARIAS & LOPEZ

                                       By:  /s/ Tomas Herrera
                                            -----------------
                                       Name:  Tomas Herrera
                                       Title: Partner

                                       GALA MANAGEMENT SERVICES, INC.

                                       By:  /s/ Tomas Herrera
                                            -----------------
                                       Name:  Tomas Herrera
                                       Title: Attorney-in-fact

                                       GAMASE INSUREDS TRUST

                                       By:  /s/ Tomas Herrera
                                            -----------------
                                       Name:  Tomas Herrera
                                       Title: Attorney-in-fact

                                       REGAL TRUST (BVI) LTD.

                                       By:  /s/ Tomas Herrera
                                            -----------------
                                       Name:  Tomas Herrera
                                       Title: Attorney-in-fact

                                       CICA POLICYHOLDERS TRUST

                                       By:  /s/ Tomas Herrera
                                            -----------------
                                       Name:  Tomas Herrera
                                       Title: Attorney-in-fact